

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

December 31, 2004



Re: Benfield Group Limited (File No. 82-34726)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the US. Securities Exchange of 1934

Ladies and Gentlemen:

On behalf of Benfield Group Limited (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company, since May 27, 2004 (i) made or became required to make public pursuant to the laws of Bermuda; (ii) filed or became required to file with the UKLA or the LSE (and which was or will be made public thereby); or (iii) distributed or became required to distribute to its security holders:

1. Share Allotment Minute dated September 15, 2004
2. Share Allotment Minute dated September 29, 2004
3. Share Allotment Minute dated September 30, 2004
4. Announcement re 1998 Employee Benefit Trust October 12, 2004
5. Share Allotment Minute dated October 13, 2004
6. Announcement re Amendment of Employee Lock-up October 15, 2004
7. Announcement re Spitzer enquiry October 15, 2004
8. Announcement re Transaction in own shares October 22, 2004
9. Share Allotment Minute dated November 1, 2004
10. Announcement re Joint Venture November 9, 2004
11. Announcement re Director's Shareholding November 10, 2004
12. Announcement re Result of Placing and transaction in own shares November 10, 2004
13. Share Allotment Minute dated November 10, 2004
14. Share Allotment Minute dated November 12, 2004



55 Bishopsgate, London EC2N 3BD T +44 (0)20 7578 7000 F +44 (0)20 7578 7001 www.benfieldgroup.com



15. Announcement re Holdings in Company November 12, 2004

16. Announcement re Holdings in Company November 15, 2004

17. Announcement re Holdings in Company November 24, 2004

18. Announcement re Notice of authorization November 25, 2004

19. Announcement re Transaction in own shares November 26, 2004

20. Announcement re analyst meeting November 30, 2004

21. Share Allotment Minute dated December 13, 2004

22. Announcement re Investment November 14, 2004

23. Share Allotment Minute dated December 17, 2004

If you should have any questions or comments, please call the undersigned at +44 (0)20 7522 4040

Very truly yours,

Jenny Hermon
Company Secretariat

Enclosures

55 Bishopsgate, London EC2N 3BD T +44 (0)20 7578 7000 F +44 (0)20 7578 7001 www.benfieldgroup.com

50112630v1

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 15th September 2004 at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: P C Waters (as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan Andrew MacDonald has requested to exercise 62,500 options and the necessary documentation has been received.

Resolved:

That a total of 62,500 shares be allotted as of today's date to the following individual:-

Andrew MacDonald – 62,500 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 29th September 2004 at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: P C Waters (as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan David Warner has requested to exercise 3,750 options and the necessary documentation has been received.

Resolved:

That a total of 3,750 shares be allotted as of today's date to the following individual:-

David Warner – 3,750 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Thursday 30th September 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan Mark Birell has requested to exercise 50,000 options and the necessary documentation has been received.

Resolved:

That a total of 50,000 shares be allotted as of today's date to the following individual:-

Mark Birrell (IVC 10906 – 50,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

Date: 12 October 2004

Issued by: Benfield Group Limited

To: London Stock Exchange

The Benfield Greig Group plc 1998 Employee Benefit Trust (the 'Trust')

Benfield Group Limited (the 'Company') has been notified that, on 11 October 2004, Abacus Corporate Trustee Limited, in their capacity as Trustees of the Trust, sold 30,504 Common 1p shares in Company, at a price of £2.5758 per share, to participants of the 2003 Benfield Performance Incentive Plan.

As potential beneficiaries of the Trust, the Benfield Group Limited directors are deemed to have an interest in the Trust's shares.

As at the close of business on 11 October 2004, the Trust held a total of 8,879,989 Common 1p shares of the Company, which represents 3.651% of the total number of Common 1p shares of the Company currently in issue.

/ends....

For further information, please contact:

Paul Waters (Head of Company Secretariat)	+44 (0) 20 7522 3806	Paul.waters@benfieldgroup.com
David Bogg (Media)	+44 (0) 20 7522 4016	david.bogg@benfieldgroup.com
Julianne Jessup (Analysts/Investors)	+44 (0) 20 7578 7425	julianne.jessup@benfieldgroup.com

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 13th October 2004 at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: P C Waters (as Secretary)

1. **Share Allotment**

It was reported that, under the 1998 Share Option Plan David Kettlewell has requested to exercise 5,750 options and the necessary documentation has been received.

Resolved:

That a total of 5,750 shares be allotted as of today's date to the following individual:-

David Kettlewell (IVC 1766 – 5,750 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO AUSTRALIA, CANADA OR JAPAN, SOUTH AFRICA OR THE UNITED STATES.

RNS Announcement

15 October 2004

BENFIELD GROUP LIMITED

Notice of Amendment to Employee Lock-up Expiry

Benfield Group Limited ("Benfield" or the "Company"), the reinsurance intermediary, today announces its intention to amend the release date for a tranche of common shares ("the shares") owned by employees and former employees which are subject to certain lock-up restrictions put in place at the time of its initial public offering ("IPO") in June 2003.

As indicated in the Company's interim results statement issued on 8 September 2004, the Board of Directors has decided to permit the second employee and former employee share lock-up expiry to be brought forward from 18 December 2004 to 10 November 2004 in order to avoid the need to implement a stock market transaction close to the Christmas holidays.

The expiry of the second lock-up entitles employee and former employee shareholders to sell a further 25% of the shares which they held immediately after the IPO, in addition to the 25% released from lock-up restrictions on 18 December 2003. A further 25% of shares held as a result of exercising share options or the distribution of deferred stock units ("DSUs") from the date of the IPO to the end of the first lock-up period and up to one-third of shares held as a result of exercising share options or the distribution of DSUs in the period between the end of the first lock-up period and 10 November 2004 are also released.

The Company has written to its employee shareholders informing them of the lock-up expiry amendment. The letter also sets out a proposal to operate a Common Share Dealing Facility through the Company's corporate broker Merrill Lynch on 10 November 2004 to enable employees to sell their shares on that date.

In the Company's interim results statement it was also announced that the Company intends to set aside approximately £40m of available free cash to support a share buyback programme that will be implemented over the next 18 months. To the extent that employee lock up releases provide liquidity in Benfield shares that is not taken up by institutional investors, the Company may consider purchasing available shares for cancellation.

For further information, please contact:

Investors & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Peter Tracey	Merrill Lynch Corporate Broking	+44 (0)20 7996 4541
Charles Thurstan	Merrill Lynch Corporate Broking	+44 (0)20 7996 1263
Media		
David Bogg	Benfield	+44 (0)20 7578 7000
Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,600 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration. No public offering of the securities referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International will be acting for the Company in connection with the Common Share Dealing Facility and no one else and will not be responsible to anyone other than the Company for providing the protections offered to its clients nor for providing advice in relation to the above transaction. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch International or by any of its respective officers, servants or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral information made available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.

"Stabilisation/FSA"


BENFIELD

15 October 2004

STATEMENT REGARDING NEW YORK ATTORNEY GENERAL COMPLAINT AGAINST MARSH & MCLENNAN

Benfield Group Limited ("Benfield" or "the Group"), the reinsurance intermediary, commenting on the complaint filed by the New York Attorney General against Marsh & McLennan yesterday, states:

Although Premium Service Agreements (PSAs) are understood to have been common in the insurance market, as a reinsurance intermediary, it has been and remains Benfield policy not to engage in such practices.

Benfield has acquired businesses where a limited number of PSAs existed and took appropriate action to close these down in line with Group policy of full transparency and advocacy for its customers.

Benfield is not subject to a formal investigation by the New York Attorney General. Benfield's US subsidiary, Benfield Inc., has in the last few days received a subpoena requiring it to provide assistance to the New York Attorney General to gather information for the current enquiry into certain broking practices including PSAs.

Benfield will assist the investigation by New York's Attorney General pursuant to this subpoena and supports actions that result in greater market transparency for customers.

For further information, please contact:

Investors & Analysts

John Whiter	Benfield	+44 (0)20 7578 7009
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200

Media

David Bogg	Benfield	+44 (0)20 7578 7000
David Haggie/Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Note to Editors:

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.
www.benfieldgroup.com



Benfield Group Limited
15 October 2004

15th October 2004

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 15th October 2004 it purchased for cancellation 235,000 of its 1p ordinary shares at a price of 253.9202 pence per ordinary share.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Monday 1 November 2004
<u>at 55 Bishopsgate London EC2N 3BD</u>

Present:	D J Coldman D H Spiller	(Chairman)
In attendance:	P Waters	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan, a total of 35,265 DSU's had vested and distributed in accordance with the Rules of the Plan. It was ratified and confirmed as at 30 October 2004 these DSU's are to be allotted to the following individual as Common Shares of £0.01 Each:-

Rock Schindler – 35,265 Common Shares of 1p each.

Resolved:

That the shares be allotted to the individual concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

9 November 2004

BENFIELD GROUP LIMITED

SALE OF BENFIELD PREMIUM FINANCE LIMITED

Benfield Group Limited ("Benfield") today announces a joint venture with Singer & Friedlander Group plc ("S&F"). Under the terms of the joint venture, S&F's wholly-owned subsidiary, Singer & Friedlander Insurance Finance Limited (SFIF) has agreed to acquire from Benfield the whole of its shareholding interest in Benfield Premium Finance Limited (BPF). No cash consideration will pass and SFIF will hold 75% of the joint venture and Benfield will hold 25%.

The combined financial strength and product range of both companies will offer significant benefits in terms of quality and flexibility of service to customers, and reinforces the market position of SFIF.

Grahame Chilton, Chief Executive of Benfield commented, "Our decision to sell BPF is in line with our policy of focusing activities on core reinsurance operations. We believe BPF is in a strong position to start the next chapter in its development and we are pleased that this joint venture will allow us to participate in its future success."

As at 30 June 2004 BPF had net assets of £500,000.

For further information, please contact:

Investors & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Media		
Alison Burgess	Benfield	+44 (0)20 7578 7047
Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,600 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.
www.benfieldgroup.com

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO AUSTRALIA, CANADA OR JAPAN, SOUTH AFRICA OR THE UNITED STATES.

RNS Announcement

10 November 2004

BENFIELD GROUP LIMITED

Common Share Dealing Facility & Accelerated Global Tender

Benfield Group Limited ('Benfield' or the 'Company'), the reinsurance intermediary, today announces that employee shareholders, former employee shareholders and Directors have sold 14,346,057 common shares (the 'Shares') as part of the Company's Common Share Sale Facility referred to in its announcement of 15 October 2004. The shares were placed in the market by Merrill Lynch International on 10 November 2004 at a price of 265p following completion of an accelerated book building process. As described in its announcement of 15 October 2004, Benfield brought forward the second release date in respect of the lock-up restrictions put in place at the time of its initial public offering ("IPO") in June 2003.

The number of Shares sold in the Common Share Sale Facility includes 5,322,879 Shares sold by Directors and their connected persons. The following Directors participated in the Common Share Sale Facility and sold the following number of Shares:

- John Coldman – 750,000 shares
- John Whiter – 250,000 shares
- Dominic Christian – 177,832 shares
- Rodman Fox - 2,215,616 shares
- Paul Karon – 1,187,365 shares
- Andrew MacDonald – 146,023 shares
- David Spiller – 596,043 shares

In addition to the Common Share Dealing Facility executed today, GE Frankona also sold 16,257,770 Benfield shares at 265p. Of these Benfield Group purchased 6,450,000 shares for cancellation as part of its ongoing share repurchase program.

For further information, please contact:

Investors & Analysts

Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200

Media

Alison Burgess	Benfield	+44 (0)20 7578 7000
Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,600 people based in more than 30 locations

worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD.
www.benfieldgroup.com

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration. No public offering of the securities referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International has been and will be acting for the Company in connection with the Common Share Dealing Facilities and no one else and will not be responsible to anyone other than the Company for providing the protections offered to its clients nor for providing advice in relation to the above transaction. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch International or by any of its respective officers, servants or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral information made available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Benfield Group Limited

2. Name of director

Andrew Terrance MacDonald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

n/a

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Terrance MacDonald – 1,125,570 Shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options

7. Number of shares / amount of stock acquired

62,500

8. Percentage of issued class

0.02%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Common Shares of £0.01 Each

12. Price per share

£0.01

13. Date of transaction

15 September 2004

14. Date company informed

15 September 2004

15. Total holding following this notification

1,188,070

16. Total percentage holding of issued class following this notification

0.49%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

2002 Incentive Plan - 12/06/2003

18. Period during which or date on which exercisable

From 12/06/2004 to 11/06/2014

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

Common Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£0.01

22. Total number of shares or debentures over which options held following this notification

125,000

23. Any additional information

24. Name of contact and telephone number for queries

Jenny Hermon. Telephone:- 0207 578 7000

25. Name and signature of authorised company official responsible for making this notification

Paul Waters

Date of Notification

8 September 2004

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 10 November 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	D Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan, a total of 109,520 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 10 November 2004 these DSU's are to be allotted to the following individuals as Common Shares of £0.01 Each:-

William Chandler – 23,510 Common Shares of 1p each
Thomas Collett – 62,500 Common Shares of 1p each
Karl Thomforde – 23,510 Common Shares of 1p each

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 12th November 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter
In attendance:	P C Waters (as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan Gary Callaghan has requested to exercise 12,500 options and the necessary documentation has been received.

Resolved:

That a total of 12,500 shares be allotted as of today's date to the following individual:-

Gary Callaghan (IVC 27256 – 12,500 Common Shares of £0.01 each)

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company Benfield Group	**2.** Name of shareholder having a major interest General Electric Company
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Shareholder in 2 above	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them GE Frankona Ruckversicherungs AG – 16,198,920 shares Chase Nominees Limited – 58,850 shares

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed 16,257,770	**8.** Percentage of issued class 6.69%

9. Class of security Common Shares of 1 pence	**10.** Date of transaction 10 November 2004	**11.** Date company informed 11 November 2004

12. Total holding following this notification 0 (Zero)	**13.** Total percentage holding of issued class following this notification 0 (Zero)

14. Any additional information	**15.** Name of contact and telephone number for queries Paul Waters – 020 7522 3806
16. Name and signature of authorised company official responsible for making this notification Paul Waters Date of notification ______12 November __2004 _________	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company Benfield Group	**2.** Name of shareholder having a major interest Fidelity International Limited
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Shareholder in 2 above	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them J P Morgan – 10,581,588 shares

5. Number of shares/amount of stock acquired 1,000,000	**6.** Percentage of issued class 0.41%	**7.** Number of shares/amount of stock disposed Not Applicable	**8.** Percentage of issued class Not Applicable

9. Class of security Common Shares of 1 pence	**10.** Date of transaction 10 November 2004	**11.** Date company informed 12 November 2004
12. Total holding following this notification 10,581,588 shares	**13.** Total percentage holding of issued class following this notification 4.35%	

14. Any additional information	**15.** Name of contact and telephone number for queries Paul Waters – 020 7522 3806
16. Name and signature of authorised company official responsible for making this notification Paul Waters Date of notification 15 November 2004	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO [ ]

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
Benfield Group	Highfields Capital Management LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Shareholder in 2 above	Highfields Capital I LP – 667,800 shares Highfields Capital II LP – 1,581,653 shares Highfields Capital Ltd. – 5,104,699 shares

5. Number of shares/amount of stock acquired	6. Percentage of issued	7. Number of shares/amount of stock disposed	8. Percentage of issued
4,000,000	1.69%	Not Applicable	Not Applicable

9. Class of security	10. Date of transaction	11. Date company informed
Common Shares of 1 pence	10 November 2004	24 November 2004

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
7,354,152	3.11%

14. Any additional information	15. Name of contact and telephone number for queries
	Paul Waters – 020 7522 3806

16. Name and signature of authorised company official responsible for making this notification

Paul Waters

Date of notification ______24 November __2004 ________

25 November 2004



BENFIELD LIMITED RECEIVES NOTICE OF AUTHORISATION FROM THE FSA

Benfield Limited, a UK subsidiary of Benfield Group Limited the world's leading independent reinsurance intermediary, announced today that it has received notification from the Financial Services Authority (FSA) that their application for permission under Part IV of the Financial Services and Markets Act 2000 (FSMA) has been granted. Benfield Limited will be authorised with effect from 14 January 2005.

/ends....

For further information, please contact:

Investors & Analysts

Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200

Media

David Bogg	Benfield	+44 (0)20 7522 4016
David Haggie	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,600 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

The FSA will take responsibility for the regulation of UK re/insurance intermediaries with effect from 14 January 2005 and has granted Benfield Limited permission to carry out regulated activities from that date.

Regulatory Announcement

Go to market news section

Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	16:51 26-Nov-04
Number	7267F

26th November 2004

BENFIELD GROUP LTD

Purchase of Own Securities

Benfield Group Limited announces that on 26th November 2004 it purchased for cancellation 1,860,000 of its 1p ordinary shares at a price of 253.7231 pence per ordinary share.

END

END

Close

30 November 2004

Benfield Group Limited

Benfield, the world's leading independent reinsurance intermediary, will be holding a briefing meeting for analysts and investors at 3.00pm today. The purpose of the meeting is to give an update on reinsurance market trends, including current pricing, year end renewals and the outlook for the market in the light of the New York Attorney General's investigation into the insurance industry.

Analysts and investors wishing to listen to the meeting via conference call should contact Suzannah Seddon on 020 7578 7490. A recording of the meeting and the accompanying slides will be available on the Benfield website at www.benfieldgroup.com/investor_relations

For further information, please contact:

Investors & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Media		
David Bogg	Benfield	+44 (0) 207 522 4016
Peter Rigby	Haggie Financial	+44 (0) 207 417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,600 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Monday 13 December 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	D Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 465,316 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 13 December 2004 these DSU's are to be allotted to the individuals detailed on the attached schedule as Common Shares of £0.01 Each

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....

Director

DECEMBER 2004 DSU DISTRIBUTIONS

	A	B	C	D	E
1	Allotment date	IVC	Surname	Christian Name	NO OF SHARES
2	12/13/04	18981	Anderson	Zachary	555
3	12/13/04	24999	Anderson	Brian	20,792
4	12/13/04	15044	Boulay	Ann	1,111
5	12/13/04	25001	Bredahl	Robert	31,384
6	12/13/04	25001	Bredahl	Robert	145,835
7	12/13/04	14958	Chandler	William	3,923
8	12/13/04	19431	Charas	Solange	11,769
9	12/13/04	19730	Dougherty	Arthur	3,923
10	12/13/04	15163	Fest	Scott	3,889
11	12/13/04	20059	Galleger	David	555
12	12/13/04	20060	Galleger	Steven	3,333
13	12/13/04	25062	Haug	Gregory	555
14	12/13/04	15216	Hewitt	Charles	31,250
15	12/13/04	12688	Hickey	John	11,769
16	12/13/04	15228	Johnson	Linda	39,230
17	12/13/04	28746	Markowski	Kevin	23,538
18	12/13/04	15007	Messenger	Gregory	15,692
19	12/13/04	15360	O'Keefe	Justin	3,889
20	12/13/04	21520	O'Keefe	Daniel	19,615
21	12/13/04	21556	Olson	Robert	1,111
22	12/13/04	21780	Poston	Paul	555
23	12/13/04	21811	Provenzale	Anthony	11,769
24	12/13/04	21859	Radonich	Milan	23,538
25	12/13/04	22118	Saul	Ryan	555
26	12/13/04	25193	Schwegman	Christine	555
27	12/13/04	5318	Swallow	Rupert	15,692
28	12/13/04	15462	Taylor	Philip	21,576
29	12/13/04	22830	Wallick	Kenneth	555
30	12/13/04	22842	Walsh	Lisa	15,692
31	12/13/04	15505	Weringa	Patricia	1,111
32	**TOTAL:**				**465,316**

14 December 2004

Benfield Announces Minority Investment in Glacier Re

Benfield Investment Holdings Ltd ("BIHL"), a wholly owned subsidiary of Benfield Group Limited ("Benfield"), today announced it has invested US$30m for shares in Glacier Re Holdings s.à r.l, the Luxembourg holding company of the recently established Swiss-based start-up reinsurance company, Glacier Reinsurance AG ("Glacier Re"). BIHL will also receive warrants in respect of shares in Glacier Re Holdings s.à r.l.

Subject to regulatory approval, Glacier Re will commence underwriting on business attaching 1 January 2005. It is anticipated that Glacier Re will be assigned a financial strength rating upon receipt of the reinsurance license that will enable it to compete in the global reinsurance market. In addition to BIHL, the consortium of investors in Glacier Re includes funds advised by HBK Investments LP ("HBK") and Soros Fund Management LLC.

BIHL's investment in Glacier Re has been made in accordance with Benfield's strategy of making selective arm's length investments in ventures related to the insurance and reinsurance industries, which are complementary to its core reinsurance intermediary business. The investment has been made by BIHL on the recommendation of Benfield's Corporate Investment Group ("CIG"). CIG sets independent financial and other business criteria for external business investments made by Benfield. Benfield will not have a representative on Glacier Re's board of directors.

Grahame Chilton, Chief Executive Officer of Benfield commented, "As a reinsurance intermediary, it is a key part of our role to access and structure contingent capital for our customers. Where it is appropriate we will work with the capital markets to facilitate the creation of additional reinsurance capacity to meet our customers' needs. Benfield's founding investment in Montpelier Re in December 2001 helped to bring significant new capacity to the market at a time of considerable uncertainty. As a matter of good practice, we will disclose details of our holding in Glacier Re in any transaction where we propose it as a market to our customers."

Benfield Advisory Inc ("Benfield Advisory"), Benfield's wholly owned specialist investment banking subsidiary, acted as an advisor to Glacier Re on the transaction.

/ends....

For further information, please contact:

Investors & Analysts

Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200

Media

David Bogg	Benfield	+44 (0) 207 522 4016
David Haggie	Haggie Financial	+44 (0) 207 417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,600 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

CIG was established in 2002 as an investment committee to oversee corporate or non-core investments made by Benfield. Non-core business includes any businesses which are not reinsurance or insurance intermediaries or fully owned by Benfield. The executive directors who are responsible for Benfield's core broking divisions do not serve on CIG.

Benfield Advisory is Benfield's wholly owned investment banking subsidiary with offices in New York and London. Benfield Advisory has a successful track record in providing private equity advisory, corporate finance, mergers and acquisitions and fixed income services to companies within the insurance and reinsurance industry.

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 17 December 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	D Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 2001 DSU Plan, a total of 213,415 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 17 December 2004 these DSU's are to be allotted to the individuals detailed on the attached schedule as Common Shares of £0.01 Each

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Allotment date	IVC	Surname	Christian Name	No of Shares
12/17/04	15216	Hewitt	Charles	83,335
12/17/04	25209	Thurman	Keith	5,205
12/17/04	25013	Briner	Beth	2,605
12/17/04	15068	Cameron	David	31,384
12/17/04	15100	Davey	Siobhan	2,222
12/17/04	15124	Dowd	John	11,769
12/17/04	9503	Duffield	Robert	3,923
12/17/04	12149	Ganter	John	2,222
12/17/04	15204	Gulbransen	Wade	8,333
12/17/04	25074	Helgestad	Martin	3,125
12/17/04	15243	Keane	Robert	3,923
12/17/04	25117	Koo	Kevin	6,875
12/17/04	12438	Pogorzelski	James	15,692
12/17/04	15372	Race	Robert	21,968
12/17/04	25166	Reeves	Neil	8,335
12/17/04	15474	TeHennepe	James	833
12/17/04	15517	Wilkins	Marie	1,666
TOTAL:				**213,415**